FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-289139

 October 28, 2025

A final base shelf prospectus containing important information relating to the securities offered has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the United States Securities and Exchange Commission in the United States. A copy of the final base shelf prospectus, any amendments thereto and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The terms of the securities described in this document are preliminary and subject to change. Cybin Inc. has filed a registration statement (and the accompanying base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus and other documents Cybin Inc. has filed with the SEC for more complete information about Cybin Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; and TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846, or by email at TD.ECM_Prospectus@tdsecurities.com.

PRE-FUNDED COMMON SHARES PURCHASE WARRANT

CYBIN INC.

Warrant Shares: [●]	Date: [●], 2025

THIS PRE-FUNDED COMMON SHARES PURCHASE WARRANT (the "Pre-Funded Warrant") certifies that, for value received, [●] or its permitted assigns (the "Holder") is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the "Initial Exercise Date") until this Pre-Funded Warrant is exercised in full (the "Termination Date") but not thereafter, to subscribe for and purchase from Cybin Inc., a company existing under the laws of the Province of Ontario (Canada) (the "Corporation"), up to [●] common shares in the capital of the Corporation (the "Common Shares") at a purchase price per Common Share (each, as subject to adjustment hereunder, a "Pre-Funded Warrant Share") equal to the Exercise Price (as defined in Section 2.2(a)).

SECTION 1 DEFINITIONS

In addition to the terms defined elsewhere in this Pre-Funded Warrant, the following terms have the following meanings:

"Business Day" means any day other than Saturday, Sunday or any other day (excluding Lincoln's Birthday (February 12) and Election Day) on which commercial banks in the City of New York are authorized or required by law or other governmental action to remain closed; provided that, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay-at-home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including wire transfers) of commercial banks in the City of New York are generally open for use by customers on such day.

"NYSE American" means NYSE American LLC.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Proceeding" means an action, claim, suit, arbitration, hearing, investigation, notice of violation, inquiry or proceeding (including an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened in writing or (to the Corporation's knowledge) otherwise.

"Registration Statement" means the Corporation's Registration Statement on Form F-10 (File No. 333-289139), including any applicable prospectus supplements thereto, or such other form as may be available to the Corporation relating to and providing for the registration of the Pre-Funded Warrants and Pre-funded Warrant Shares.

"Trading Day" means a day on which the NYSE American is open for trading.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"U.S. person" has the meaning ascribed to such term in Regulation S under the U.S. Securities Act.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"United States" has the meaning ascribed to such term in Regulation S under the U.S. Securities Act.

SECTION 2 EXERCISE

2.1 Exercise of Pre-Funded Warrant

Exercise of the purchase rights represented by this Pre-Funded Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Corporation of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the notice of exercise in the form attached hereto as Exhibit A (the "Notice of Exercise") and payment of the aggregate Exercise Price for the Pre-Funded Warrant Shares specified in the applicable Notice of Exercise by wire transfer unless the "cashless exercise" procedure specified in Section 2.2(b) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Pre-Funded Warrant to the Corporation until the Holder has purchased all of the Pre-Funded Warrant Shares available hereunder and the Pre-Funded Warrant has been exercised in full, in which case, the Holder shall surrender this Pre-Funded Warrant to the Corporation for cancellation within three (3) Business Days of the date on which the final Notice of Exercise is delivered to the Corporation. Partial exercises of this Pre-Funded Warrant resulting in purchases of a portion of the total number of Pre-Funded Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Pre-Funded Warrant Shares purchasable hereunder in an amount equal to the applicable number of Pre-Funded Warrant Shares purchased. The Holder and the Corporation shall maintain records showing the number of Pre-Funded Warrant Shares purchased and the date of such purchases. The Corporation shall deliver any objection to any Notice of Exercise within two (2) Business Days of receipt of such notice. The Holder and any permitted assignee, by acceptance of this Pre-Funded Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Pre-Funded Warrant Shares hereunder, the number of Pre-Funded Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

2.2 Exercise Price

(a) The aggregate exercise price of this Pre-Funded Warrant, except for a nominal exercise price of US$0.00001 per Pre-Funded Warrant Share, was pre-funded to the Corporation on or prior to the Initial Exercise Date and, consequently, no additional consideration (other than the nominal exercise price of US$0.00001 per Pre-Funded Warrant Share) shall be required to be paid by the Holder to any Person to effect any exercise of this Pre-Funded Warrant. The Holder shall not be entitled to the return or refund of all, or any portion, of such pre-paid aggregate exercise price under any circumstance or for any reason whatsoever. The remaining unpaid exercise price per Pre-Funded Warrant Share shall be US$0.00001, subject to adjustment hereunder (the "Exercise Price").

(b) If at any time during the term of the Pre-Funded Warrants, the Holder may elect to exercise the Pre-Funded Warrants, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Pre-Funded Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the VWAP on the Trading Day immediately preceding the date on which the Holder elects to exercise any Pre-Funded Warrants by means of a "cashless exercise," as set forth in the applicable Notice of Exercise;

(B) = the Exercise Price, as adjusted hereunder; and

(X) = the number of Pre-Funded Warrant Shares that would be issuable upon exercise of this Pre-Funded Warrant in accordance with the terms of this Pre-Funded Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

As used herein, "VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) the daily volume weighted average price of the Common Shares for such date (or if no trading occurs on such date, on the nearest preceding date on which trades occurred) on the principal trading market on which the Common Shares are then listed or quoted in the United States, (b) if the Common Shares are not then listed or quoted on a trading market in the United States but are listed or quoted on a trading market in Canada, the daily volume weighted average price of the Common Shares for such date (or if no trading occurs on such date, on the nearest preceding date on which trades occurred) on the principal trading market on which the Common Shares are then listed or quoted in Canada, converted into U.S. dollars based on the average daily rate of exchange reported by the Bank of Canada for the date of such trades (or, if no rate is reported for such date, the rate so reported for the next preceding date on which a rate was reported), or (c) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Pre-Funded Warrants then outstanding and reasonably acceptable to the Corporation, the fees and expenses of which shall be paid by the Corporation.

2.3 Mechanics of Exercise

(a) Delivery of Pre-Funded Warrant Shares Upon Exercise. The Corporation shall cause the Pre-Funded Warrant Shares purchased hereunder to be transmitted by its transfer agent to the Holder by either (A) if there is an effective Registration Statement registering the Pre-Funded Warrant Shares or if the Pre-Funded Warrant is being exercised on a cashless basis, crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Corporation is then a participant in such system, (B) electronic book entry by crediting the account of the Holder’s or its designee’s balance account with CDS the number of Pre-Funded Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise or (C) direct registration system (“DRS”) statement or a physical certificate, in each case, within one (1) Trading Day (the “Pre-Funded Warrant Share Delivery Date”) of receipt of the Notice of Exercise and the Exercise Price (other than in the case of a cashless exercise).

Upon delivery of the Notice of Exercise and receipt by the Corporation of the Exercise Price (other than in the case of a cashless exercise), the Holder shall be deemed for all corporate purposes to have become the holder of record of the Pre-Funded Warrant Shares with respect to which this Pre-Funded Warrant has been exercised, irrespective of the date of delivery of the Pre-Funded Warrant Shares.

(b) Compensation for Buy-In on Failure to Timely Deliver Pre-Funded Warrant Shares Upon Exercise. In addition to any other rights available to the Holder, if the Corporation fails to cause the Transfer Agent to transmit to the Holder the Pre-Funded Warrant Shares in accordance with the provisions of Section 2.3(a) above pursuant to an exercise on or before the Pre-Funded Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, Common Shares to deliver in satisfaction of a sale by the Holder of the Pre-Funded Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Corporation shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Pre-Funded Warrant Shares that the Corporation was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Pre-Funded Warrant and equivalent number of Pre-Funded Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of Common Shares that would have been issued had the Corporation timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Common Shares an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Corporation shall be required to pay the Holder $1,000. The Holder shall provide the Corporation written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Corporation, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver Common Shares upon exercise of the Pre-Funded Warrant as required pursuant to the terms hereof.

(c) Delivery of New Pre-Funded Warrants Upon Exercise. If this Pre-Funded Warrant shall have been exercised in part, the Corporation shall, at the request of a Holder and upon surrender of this Pre-Funded Warrant certificate, at the time of delivery of the Pre-Funded Warrant Shares, deliver to the Holder a new Pre-Funded Warrant certificate evidencing the rights of the Holder to purchase the unpurchased Pre-Funded Warrant Shares called for by this Pre-Funded Warrant, which new Pre-Funded Warrant certificate shall in all other respects be identical with this Pre-Funded Warrant.

(d) No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Pre-Funded Warrant. As to any fraction of a Pre-Funded Warrant Share which the Holder would otherwise be entitled to purchase upon such exercise, the Corporation shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

(e) Charges, Taxes and Expenses. Issuance of Pre-Funded Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Pre-Funded Warrant Shares, all of which taxes and expenses shall be paid by the Corporation, and such Pre-Funded Warrant Shares shall be issued in the name of the Holder. The Corporation shall pay all transfer agent fees required for same-day processing of any Notice of Exercise, as well as all fees to CDS and the Depository Trust Company (or another established clearing corporation performing similar functions) required for same day electronic delivery of the Pre-Funded Warrant Shares.

(f) Closing of Books. The Corporation will not close its shareholder books or records in any manner which prevents the timely exercise of this Pre-Funded Warrant, pursuant to the terms hereof.

2.4 Holder's Exercise Limitations

(a) The Corporation shall not effect any exercise of this Pre-Funded Warrant, and a Holder shall not have the right to exercise any portion of this Pre-Funded Warrant, pursuant to SECTION 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s affiliates (as such term is defined in Rule 144 under the U.S. Securities Act)), and any other Person that is a member of a “group” (as defined in Rule 13d-5(b)(1) under the U.S. Exchange Act) (such Persons, “Attribution Parties”), would beneficially own Common Shares in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Attribution Parties shall include the number of Common Shares issuable upon exercise of this Pre-Funded Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Pre-Funded Warrant beneficially owned by the Holder or any of its affiliates or other Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Corporation (including, without limitation, any other securities of the Corporation or a subsidiary which would entitle the holder thereof to acquire at any time Common Shares, including without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates or other Attribution Parties. Beneficial ownership shall be calculated in accordance with: (i) Section 1.8 of National Instrument 62-104 Take-Over Bids and Issuer Bids (“NI 62-104”), it being acknowledged by the Holder that the Corporation is not representing to the Holder that such calculation is in compliance with Section 1.8 of NI 62-104 or (ii) Section 13(d) of the U.S. Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Corporation is not representing to the Holder that such calculation is in compliance with Section 13(d) of the U.S. Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith.

(b) To the extent that the limitation contained in this Section 2.4 applies, the determination of whether this Pre-Funded Warrant is exercisable (in relation to other securities owned by the Holder together with any affiliates or other Attribution Parties) and of which portion of this Pre-Funded Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder's determination of whether this Pre-Funded Warrant is exercisable (in relation to other securities owned by the Holder together with any affiliates or other Attribution Parties) and of which portion of this Pre-Funded Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Corporation shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of the Pre-Funded Warrant that are not in compliance with the Beneficial Ownership Limitation (other than to the extent that information on the number of outstanding Common Shares is provided by the Corporation and relied upon by the Holder).

(c) For purposes of this Section 2.4, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (A) the Corporation’s most recent periodic or annual report filed with the Canadian securities commissions, United States securities commissions or Cboe Canada Inc. (“Cboe Canada”), as the case may be, (B) a more recent public announcement by the Corporation or (C) a more recent written notice by the Corporation or its transfer agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Holder, the Corporation shall within one Trading Day confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including this Pre-Funded Warrant, by the Holder or its affiliates or other Attribution Parties since the date as of which such number of outstanding Common Shares was reported.

(d) The "Beneficial Ownership Limitation" shall be:

(i) [INSERT IF ELECTED BY HOLDER: [4.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of any Common Shares upon exercise of the Pre-Funded Warrants; provided, however, that: (A) the Holder may, in its sole discretion, elect that this subsection (i) ceases to apply to the Holder by sending written notice of such election to the Corporation, in which case this subsection (i) will cease to apply to the Holder on the 61st day after receipt of such notice or on such later date specified in the notice;]

(ii) 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of any Common Shares upon exercise of the Pre-Funded Warrants; provided, however, that: (A) the Holder may, in its sole discretion, subject to (B) elect that this subsection (ii) ceases to apply to the Holder by sending written notice of such election to the Corporation, in which case this subsection (ii) will cease to apply to the Holder on the 61st day after receipt of such notice or on such later date specified in the notice, and (B) the Holder has filed, and Cboe Canada has cleared for acceptance, a personal information form in the form prescribed by Cboe Canada ("PIF"); or

(iii) if the Holder has made the election set out in subsection (ii)(A) and Cboe Canada has cleared for acceptance a PIF in accordance with subsection (ii)(B), 19.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of any Common Shares upon exercise of the Pre-Funded Warrants; provided, however, that (A) the Holder may, in its sole discretion, subject to (B), elect that this subsection (ii) ceases to apply to the Holder by sending written notice of such election to the Corporation, in which case this subsection (ii) will cease to apply to the Holder and (B) the requisite shareholder approval has been obtained in accordance with applicable Cboe Canada and NYSE American policies or the policies of such exchange(s) on which the Common Shares are listed at the relevant time.

Upon receipt of the notice under subsection (iii) above, the Corporation shall use its commercially reasonable best efforts to obtain the requisite shareholder approval in accordance with applicable Cboe Canada and NYSE American rules or the policies of such exchange(s) on which the Common Shares are listed at the relevant time to permit the Pre-Funded Warrant exercise as soon as practicable. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2.4 to correct this Section 2.4 (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Pre-Funded Warrant.

SECTION 3 CERTAIN ADJUSTMENTS

3.1 Stock Dividends and Splits

Subject to approval by Cboe Canada and NYSE American (or any other stock exchange that the Common Shares are listed on), if the Corporation, at any time while this Pre-Funded Warrant is outstanding:

(a) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Corporation upon exercise of this Pre-Funded Warrant or any other Pre-Funded Warrants),

(b) subdivides outstanding Common Shares into a larger number of shares,

(c) combines (including by way of reverse stock split) outstanding Common Shares into a smaller number of shares, or

(d) issues by reclassification of the outstanding Common Shares any capital shares of the Corporation,

then in each case the number of Pre-Funded Warrant Shares shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding treasury shares, if any) outstanding immediately after such event and of which the denominator shall be the number of Common Shares outstanding immediately before such event. Simultaneously with any adjustement to the number of Pre-Funded Warrant Shares, the Exercise Price shall be increased or decreased proprotionately, so that after such adjustment, the aggregate Exercise Price payable hereunder for the increased or decreased number of Pre-Funded Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustement. Any adjustment made pursuant to this Section 3.1 shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution (provided, that such adjustment shall be reversed if such dividend or distribution is terminated prior to the making thereof) and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification. If a dispute shall at any time arise with respect to any adjustment of the Exercise Price, the number of Common Shares purchasable pursuant to this Pre-Funded Warrant certificate or any adjustments provided for in this Section 4, such dispute will be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act by such other firm of independent chartered accountants of recognized national standing as may be selected by the directors of the Corporation, acting reasonably and in good faith, and any such determination will be binding upon the Corporation and the Holder. The Corporation will provide such auditors or accountants with access to all necessary records of the Corporation.

3.2 Fundamental Transaction

If, at any time while this Pre-Funded Warrant is outstanding:

(a) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person,

(b) the Corporation (or any Subsidiary), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions,

(c) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares,

(d) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or

(e) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a "Fundamental Transaction"), then, upon any subsequent exercise of this Pre-Funded Warrant, and subject to the prior approval of Cboe Canada and NYSE American (or any other stock exchange that the Common Shares are listed on), the Holder shall have the right to receive, for each Pre-Funded Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2.4 on the exercise of this Pre-Funded Warrant), the number of common shares of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Common Shares for which this Pre-Funded Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2.4 on the exercise of this Pre-Funded Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Corporation shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Pre-Funded Warrant following such Fundamental Transaction. The Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Corporation under this Pre-Funded Warrant in accordance with the provisions of this Section 3.2 pursuant to written agreements prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Pre-Funded Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Pre-Funded Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Common Shares acquirable and receivable upon exercise of this Pre-Funded Warrant (without regard to any limitations on the exercise of this Pre-Funded Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Pre-Funded Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall be added to the term “Corporation” under this Pre-Funded Warrant (so that from and after the occurrence or consummation of such Fundamental Transaction, each and every provision of this Pre-Funded Warrant referring to the “Corporation” shall refer instead to each of the Corporation and the Successor Entity or Successor Entities, jointly and severally), and the Successor Entity or Successor Entities, jointly and severally with the Corporation, may exercise every right and power of the Corporation prior thereto and the Successor Entity or Successor Entities shall assume all of the obligations of the Corporation prior thereto under this Pre-Funded Warrant with the same effect as if the Corporation and such Successor Entity or Successor Entities, jointly and severally, had been named as the Corporation herein; provided, however, that to the extent that the Holder’s right to participate in any such Fundamental Transaction rights would result in the Holder and its Attribution Parties, collectively, beneficially owning in excess of the Beneficial Ownership Limitation of the Common Shares that would be issued and outstanding following receipt of such Fundamental Transaction rights (such excess amount of Common Shares, the “Excess Fundamental Transaction Rights”), then the Holder shall not be entitled to participate in such Fundamental Transaction rights to the extent of the Excess Fundamental Transaction Rights (and shall not have the right to acquire such Excess Fundamental Transaction Rights). The Excess Fundamental Transaction Rights shall be held in abeyance for the benefit of the Holder until such time or times as (1) its right to receive some or all of the Excess Fundamental Transaction Rights would not result in the Holder and its Attribution Parties beneficially owning Common Shares in excess of the Beneficial Ownership Limitation and (2) the Holder so certifies in writing to the Corporation and specifies the number of Common Shares is able to receive without exceeding the Beneficial Ownership Limitation, at which time or times the Holder shall be granted that portion of the Excess Fundamental Transaction Rights (and any Excess Fundamental Transaction Rights granted, issued or sold on such initial Fundamental Transaction rights or on any subsequent Fundamental Transaction rights to be held similarly in abeyance) to the same extent as if there had been no such limitation. For the avoidance of doubt, the Holder shall be entitled to the benefits of the provisions of this Section 3.2 regardless of (i) whether the Corporation has sufficient authorized Common Shares for the issuance of Pre-Funded Warrant Shares and/or (ii) whether a Fundamental Transaction occurs prior to the Initial Exercise Date.

Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Corporation or any Successor Entity shall, at the Holder’s option, exercisable at any time concurrently with, or within thirty (30) days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Pre-Funded Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of this Pre-Funded Warrant on the date of the consummation of such Fundamental Transaction, provided, however, that, if the Fundamental Transaction is not within the Corporation's control, including not approved by the Corporation's Board of Directors, the Holder shall only be entitled to receive from the Corporation's or any Successor Entity the same type or form of consideration (and in the same proportion) that is being offered and paid to the holders of Common Shares of the Corporation in connection with such Fundamental Transaction.  The payment of the Black Scholes Value will be made by wire transfer of immediately available funds within five (5) Trading Days of the Holder’s election (or, if later, on the effective date of the Fundamental Transaction).  As used herein, “Black Scholes Value” means the value of this Pre-Funded Warrant based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg Financial Markets determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of (i) 100% and (ii) the 100 day volatility, each obtained from the HVT function on Bloomberg Financial Markets (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the greater of (x) the last VWAP of the Common Shares immediately prior to the public announcement of such Fundamental Transaction and (y) the last VWAP of the Common Shares immediately prior to the consummation of such Fundamental Transaction (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date and (E) a zero cost of borrow.

3.3 Subsequent Rights Offerings

In addition to any adjustments pursuant to Section 3.1 above, if, subject to the prior approval of Cboe Canada and NYSE American (or any other stock exchange that the Common Shares are listed on), at any time the Corporation grants, issues or sells any Common Shares or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Pre-Funded Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Common Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

3.4 Pro Rata Distributions

During such time as this Pre-Funded Warrant is outstanding, and subject to the prior approval of Cboe Canada and NYSE American (or any other stock exchange that the Common Shares are listed on), if the Corporation shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Pre-Funded Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Common Shares acquirable upon complete exercise of this Pre-Funded Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution (provided, however, that, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial or constructive ownership of any Common Shares as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

3.5 No Adjustment

Notwithstanding anything in this SECTION 3, no adjustment shall be made in the acquisition rights attached to the Pre-Funded Warrants if the issue of Common Shares is being made in connection with (a) any share incentive plan or restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation; or (b) the satisfaction of existing instruments issued on or prior to October 28, 2025 provided that such existing instruments are not amended on or after such date to increase the number of shares issuable pursuant to the terms thereof, to decrease the conversion price, exercise price or other relevant price thereof or to extend the term thereof.

3.6 Calculations

All calculations under this SECTION 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this SECTION 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding treasury shares, if any) issued and outstanding.

3.7 Notice to Holder

(a) Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this SECTION 3, the Corporation shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Pre-Funded Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

(b) Notice to Allow Exercise by Holder. If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) the Corporation shall authorize the granting to all holders of the Common Shares rights or warrants to subscribe for or purchase any capital shares of any class or of any rights, (D) the approval of any shareholders of the Corporation shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Corporation (or any of its Subsidiaries) is a party, any sale or transfer of all or substantially all of its assets, or any compulsory share exchange whereby the Common Shares is converted into other securities, cash or property, (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, or (F) a Fundamental Transaction shall have occurred then, in each case, the Corporation shall cause to be delivered by email to the Holder at its last email address as it shall appear upon the Pre-Funded Warrant Register of the Corporation, at least five (5) Business Days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their shares of the Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Pre-Funded Warrant constitutes, or contains, material, non-public information regarding the Corporation or any of the Subsidiaries, the Corporation shall simultaneously file such notice on SEDAR+ and EDGAR. The Holder shall remain entitled to exercise this Pre-Funded Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

SECTION 4 TRANSFER OF PRE-FUNDED WARRANT

4.1 Transferability

Neither this Pre-Funded Warrant nor any of the rights hereunder may be transferred, in whole or in part; provided that the Pre-Funded Warrant Shares issued upon exercise of this Pre-Funded Warrant may be transferred in whole or in part by the Holder without requiring the consent of the Corporation.

4.2 New Pre-Funded Warrants

This Pre-Funded Warrant may be divided or combined with other Pre-Funded Warrants upon presentation hereof at the aforesaid office of the Corporation, together with a written notice specifying the names and denominations in which new Pre-Funded Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4.1, as to any transfer which may be involved in such division or combination, the Corporation shall execute and deliver a new Pre-Funded Warrant or Pre-Funded Warrants in exchange for the Pre-Funded Warrant or Pre-Funded Warrants to be divided or combined in accordance with such notice. All Pre-Funded Warrants issued on transfers or exchanges shall be dated the Initial Exercise Date and shall be identical to this Pre-Funded Warrant except as to the number of Pre-Funded Warrant Shares issuable pursuant thereto.

4.3 Pre-Funded Warrant Register

The Corporation shall register this Pre-Funded Warrant, upon records to be maintained by the Corporation for that purpose (the "Pre-Funded Warrant Register"), in the name of the record Holder hereof from time to time. The Corporation may deem and treat the registered Holder of this Pre-Funded Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

SECTION 5 MISCELLANEOUS

5.1 No Rights as Shareholder Until Exercise; No Settlement in Cash

This Pre-Funded Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Corporation prior to the exercise hereof as set forth in Section 2.3(a), except as expressly set forth in SECTION 3. In no event shall the Corporation be required to net cash settle an exercise of this Pre-Funded Warrant.

5.2 Loss, Theft, Destruction or Mutilation of Pre-Funded Warrant

The Corporation covenants that upon receipt by the Corporation of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Pre-Funded Warrant or any share certificate relating to the Pre-Funded Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Pre-Funded Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Pre-Funded Warrant or share certificate, if mutilated, the Corporation will make and deliver a new Pre-Funded Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Pre-Funded Warrant or share certificate.

5.3 Saturdays, Sundays, Holidays, etc.

If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then such action may be taken or such right may be exercised on the next succeeding Trading Day.

5.4 Authorized Shares

(a) The Corporation will take all such reasonable action as may be necessary to assure that such Pre-Funded Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the trading market upon which the Common Shares may be listed. The Corporation covenants that all Pre-Funded Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Pre-Funded Warrant will, upon exercise of the purchase rights represented by this Pre-Funded Warrant and payment for such Pre-Funded Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Corporation in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

(b) Except and to the extent as waived or consented to by the Holder, the Corporation shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Pre-Funded Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be reasonably necessary or appropriate to protect the rights of Holder as set forth in this Pre-Funded Warrant against impairment. Without limiting the generality of the foregoing, the Corporation will (i) take all such action as may be necessary or appropriate in order that the Corporation may validly and legally issue fully paid and nonassessable Pre-Funded Warrant Shares upon the exercise of this Pre-Funded Warrant and (ii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Corporation to perform its obligations under this Pre-Funded Warrant.

(c) Before taking any action which would result in an adjustment in the number of Pre-Funded Warrant Shares for which this Pre-Funded Warrant is exercisable or in the Exercise Price, the Corporation shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be reasonably necessary from any public regulatory body or bodies having jurisdiction thereof.

5.5 Jurisdiction

All questions concerning the construction, validity, enforcement and interpretation of this Pre-Funded Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Pre-Funded Warrant (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Pre-Funded Warrant), and hereby irrevocably waives, and agrees not to assert in any action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Pre-Funded Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an action, suit or Proceeding to enforce any provisions of this Pre-Funded Warrant, the prevailing party in such action, suit or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or Proceeding.

5.6 Restrictions

The Holder acknowledges that the Pre-Funded Warrant Shares acquired upon the exercise of this Pre-Funded Warrant, if not registered, will have restrictions upon resale imposed by U.S. state and federal securities laws. If Pre-Funded Warrant Shares are issued in a cashless exercise, the Corporation acknowledges and agrees that in accordance with Section 3(a)(9) of the U.S. Securities Act, the Pre-Funded Warrant Shares shall take on the characteristics of the Pre-Funded Warrants being exercised, and the holding period of the Pre-Funded Warrant Shares being issued may be tacked on to the holding period of the Pre-Funded Warrants. The Corporation agrees not to take any position contrary to this Section 5.6.

5.7 Nonwaiver and Expenses

No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder's rights, powers or remedies. Without limiting any other provision of this Pre-Funded Warrant, if the Corporation willfully and knowingly fails to comply with any provision of this Pre-Funded Warrant, which results in any material damages to the Holder, the Corporation shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses, including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

5.8 Notices

Any notice, request or other document required or permitted to be given or delivered to the Holder by the Corporation shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth herein or on the books and records of the Corporation at or prior to 5:30 p.m. (New York City time) on a Trading Day, with no rejection notice received, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via email attachment at the email address as set forth herein or on the books and records of the Corporation on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, with no rejection notice received, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be the address as set forth herein or on the books and records of the Corporation.

5.9 Limitation of Liability

No provision hereof, in the absence of any affirmative action by the Holder to exercise this Pre-Funded Warrant to purchase Pre-Funded Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Shares or as a shareholder of the Corporation, whether such liability is asserted by the Corporation or by creditors of the Corporation.

5.10 Remedies

The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Pre-Funded Warrant. The Corporation agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Pre-Funded Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

5.11 Successors and Assigns

Subject to applicable securities laws, this Pre-Funded Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Corporation and the successors and permitted assigns of Holder. The provisions of this Pre-Funded Warrant are intended to be for the benefit of any Holder from time to time of this Pre-Funded Warrant and shall be enforceable by the Holder or holder of Pre-Funded Warrant Shares.

5.12 Amendment

This Pre-Funded Warrant may be modified or amended or the provisions hereof waived with the written consent of the Corporation and the Holder.

5.13 Severability

Wherever possible, each provision of this Pre-Funded Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Pre-Funded Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Pre-Funded Warrant.

5.14 Headings

The headings used in this Pre-Funded Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Pre-Funded Warrant.

5.15 Currency

All references to currency herein shall be deemed to refer to United States dollars, unless otherwise specified.

5.16 No Impairment

The Corporation will not, by amendment of its Articles of Incorporation or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Pre-Funded Warrant certificate, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.

5.17 Time

Time shall be the essence hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Pre-Funded Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

CYBIN INC.
By:
Name: Title:

EXHIBIT A

NOTICE OF EXERCISE

TO: CYBIN INC.

The undersigned hereby elects to purchase ________ Pre-Funded Warrant Shares of the Corporation pursuant to the terms of the attached Pre-Funded Warrant, and tenders herewith payment of the Exercise Price in full, together with all applicable transfer taxes, if any.

Payment shall take the form of (check applicable box):

☐ In lawful money of the United States; or

☐ In the event there is no effective Registration Statement registering, or no current prospectus available for, the Pre-Funded Warrants Shares, by the cancellation of such number of Pre-Funded Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2.2(b) of the Pre-Funded Warrant, to exercise this Pre-Funded Warrant with respect to the maximum number of Pre-Funded Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2.2(b) of the Pre-Funded Warrant.

The undersigned hereby irrevocably directs that the said Pre-Funded Warrant Shares be issued, registered and delivered as follows (one (only) of the following must be checked):

☐ by certificates (please confirm DRS statements or physical certificates); or

☐ DRS Statements	☐ physical certificates

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares

☐ by electronic deposit (please confirm CDS or DWAC settelement); or

☐ CDS Settlement	☐ DWAC Settlement

CDS Settlement

Name and Address of Registered Holder	Delivery Address	Number of Common Shares
CDS & Co. 300-100 Adelaide Street West Toronto, ON M5H 1S3	Participant:	__________________
CUID:
Deposit ID:
Participant Contact:
Telephone:

DWAC Settlement

Name and Address of Registered Holder	Delivery Address	Number of Common Shares
Cede & Co. 55 Water St. New York, NY 10041	Participant:	__________________
DTC Participant #:
Account:
Participant Contact:
Telephone:

[SIGNATURE OF HOLDER]

Name of Investing Entity: __________________________________________________________________

Signature of Authorized Signatory of Investing Entity: ____________________________________________

Name of Authorized Signatory: ______________________________________________________________

Title of Authorized Signatory: _______________________________________________________________

Date: ___________________________________________________________________________________